EXHIBIT 24-- POWERS OF ATTORNEY

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as a director of said Company to the Form 10-K for the fiscal year ended June 30, 2002, and all amendments thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers therein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand this 17th day of September, 2002.

/s/ R. S. JOSLIN
R. S. JOSLIN

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, the Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as the Chief Executive Officer and Chairman of the Board of Directors of said Company to the Form 10-K for the fiscal year ended June 30, 2002, and all amendments thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers therein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand this 17th day of September, 2002.

/s/ G. ALLEN ANDREAS
G. ALLEN ANDREAS

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as a director of said Company to the Form 10-K for the fiscal year ended June 30, 2002, and all amendments thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers therein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand this 19th day of September, 2002.

/s/ S. A. MCMURTRIE
S. A. MCMURTRIE

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

          KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as a director of said Company to the Form 10-K for the fiscal year ended June 30, 2002, and all amendments thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers therein expressly granted.

          IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand this 18th day of September, 2002.

                            /s/ M. H. CARTER
                               M. H. CARTER

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

      KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as a director of said Company to the Form 10-K for the fiscal year ended June 30, 2002, and all amendments thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers therein expressly granted.

      IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand this 20th day of September, 2002.

                  /s/ H. de BOON
                  H. de BOON

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as a director of said Company to the Form 10-K for the fiscal year ended June 30, 2002, and all amendments thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers therein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand this 17th day of September, 2002.

/s/ M. BRIAN MULRONEY
M. BRIAN MULRONEY

ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as a director of said Company to the Form 10-K for the fiscal year ended June 30, 2002, and all amendments thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers therein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand this 17th day of September, 2002.

/s/ J. K. VANIER
J. K. VANIER


ARCHER-DANIELS-MIDLAND COMPANY

Power of Attorney of Director


KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as a director of said Company to the Form 10-K for the fiscal year ended June 30, 2002, and all amendments thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers therein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand this 20th day of September, 2002.

/s/ O. G. WEBB
O. G. WEBB

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as a director of said Company to the Form 10-K for the fiscal year ended June 30, 2002, and all amendments thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers therein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand this 20th day of September, 2002.

/s/ ANDREW YOUNG
ANDREW YOUNG

ARCHER-DANIELS-MIDLAND COMPANY
Power of Attorney of Director

KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of ARCHER-DANIELS-MIDLAND COMPANY, a Delaware corporation, does hereby make, constitute and appoint D. J. SCHMALZ, S. R. MILLS and D. J. SMITH, and each or any one of them, the undersigned's true and lawful attorneys-in-fact, with power of substitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as a director of said Company to the Form 10-K for the fiscal year ended June 30, 2002, and all amendments thereto, to be filed by said Company with the Securities and Exchange Commission, Washington, D.C., and to file the same, with all exhibits thereto and other supporting documents, with said Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform any and all acts necessary or incidental to the performance and execution of the powers therein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set the undersigned's hand this 18th day of September, 2002.

/s/ DAVID J. MIMRAN
DAVID J. MIMRAN